EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Contact:  Tony DiLucente

813-739-3000

MASONITE INTERNATIONAL INC.

INDICATES LIKELY NON-COMPLIANCE WITH FINANCIAL COVENANTS,
 NEGOTIATIONS WITH BANK LENDERS ON AMENDMENT ONGOING

MISSISSAUGA, ON, July 9, 2008 – Masonite International Inc. (the “Company”) today indicated that, based upon a preliminary evaluation of its financial performance for the quarter ended June 30, 2008, it would likely not be in compliance as of such date with the financial covenants contained in the Company’s credit facility.  Such non-compliance would constitute an event of default under the credit facility.  Both financial covenants relate to EBITDA metrics and reflect the challenging conditions in the U.S. housing industry.

The Company currently is engaged in negotiations with lenders that are party to the credit facility regarding a potential amendment to the terms of the credit facility, including a waiver of Masonite’s non-compliance.  There is no assurance that the negotiations with lenders will result in an amendment acceptable to Masonite and to its lenders.

The Company said it is not cash constrained, with approximately $240 million of cash on hand as of June 30, 2008, and with ample liquidity to fund operations for the foreseeable future.  The $240 million of cash on hand reflects the full repayment of the $66.4 million that was outstanding under the Company’s accounts receivable sales facility at March 31, 2008 as well as the completion of the acquisition of 25% of Sacopan Inc. for consideration of approximately $17.0 million.

“While we have taken strong steps to right size our business and improve our manufacturing efficiencies, continued volume weakness resulting from the ongoing downturn in the US housing market has compromised our ability to maintain compliance with our financial covenants” said Fred Lynch, President and Chief Executive Officer of Masonite.  “We remain focused on delivering the highest value door products to our customers around the world without disruption while navigating a tough environment industry wide.”

This press release is also available within the “News & Events” section of the Company’s website at www.masonite.com.

Masonite International is a leading global manufacturer of residential and commercial doors, committed to providing the highest value door products to our customers in more than 70 countries around the world.